UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUMMARY OF EDENOR’S S.A. Regular General Shareholder Meeting N° 70 HELD ON AUGUST 8TH 2019 AT THE CORPORATE HEADQUARTERS

Present:

Representative of Shareholder Pampa Energía S.A.’s (“PESA”) Mr. Juan Manuel Recio; representative of shareholder ANSES-FGS Law 26.425 (“ANSES”), Mrs. Sra. Marianela Lago; representative of shareholder The Bank of New York ADRS (“BONY”), Mrs. María Verónica Etiennot, being absent due to force majeure events Messrs. Chairman and Vice Chairman pursuant to Section 242, first paragraph, of the Companies Act N° 19.550 and there being no provision to the contrary in the Corporate Bylaws, and by the appointment of the Shareholders, Mr. Gustavo Capatti, permanent Director and Chairman of the Audit Committee chairs the meeting with the participation of Messrs. Directors Carlos Iglesias, Lucas Amado, Carlos Alberto Lorenzetti, Mariano Garcia Mithieux and Miguel Ángel De Godoy Daniel Abelovich and Germán Wetxler Malbrán, members of the Auditing Commission; the representative of Bolsas y Mercados Argentinos S.A. (BYMA), Mrs. Susana Vitale.

Shareholders:

There were registered in page 27 of Book N° 2 titled  Share Ledger and Attendance Record, totalizing 825.291.664 common book entry shares, entitled to 1 (one) vote each, from which 462.292.111 shares are class A (representing a capital stock of $462.292.111), and 362.999.553  shares corresponding to Class B (representing a capital stock of $362.999.553), which implied a quorum of 94,31 % of capital stock.

The shareholder PESA registered with 462.292.111 Class A shares, ANSES registered with 242.999.553 Class B shares and the shareholder BONY with 120.000.000 of Class B shares.

FIRST ISSUE on the agenda: 1st) APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SUSCRIBE THE MINUTES OF THE MEETING. By majority of votes, with the abstention of the shareholder BONY with 1.596.480 votes and 45.200 votes against, it was decided to appoint the representatives of the shareholders ANSES, BONY and PESA to subscribe the minutes of the Meeting.

SECOND ISSUE on the agenda: 2nd ) CONSIDERATION OF THE CREATION OF THE CORPORATE’S GLOBAL PROGRAM FOR THE ISSUANCE OF CORPORATE BONDS FOR A MAXIMUM ISSUANCE AMOUNT OF US$750.000.000 (us DOLLARS SEVEN HUNDRED FIFTY MILLON) OR ITS EQUIVALENT IN OTHER CURRENCY. the board of directors is vested with the extensive powers so that, within the maximum amount establised by the SHAREHOLDER MEETING it sets the remaning conditions for the issuance of each share class or serie, including, without limitation: amount, currency, season, term, price, interest rate, payment mode and condition, features and terms and conditions of the securities to be issued, etc. with extensive powers to request of otherwise the authorization  for the public tender offer of shares to the CNV and/or similar institutions abroad and to request or otherwise the authorization for listing or negotiation in stock exchange and or markets in the country or abroad, under the exclusive discretion of the board of directos and by applying any of the procedures stipulated in this regard by the regulations in force, to aprrove and enter into the resepctive agreements, aprove and suscribe the updates to the global program which may be required as well as the prospectus which may be required by the regulatory authority and other issuance documents and for the appointment of the individuals authorized to process before competent organizations all the corresponding authorizations and approvals, with the possibility that the board of directors subdelegates said powers to the individuals duly appointed.

By majority of votes, with the abstention of the shareholder BONY with 1.596.480 votes and 19.929.060 votes against, the creation of the Global Program for the issuance of Corporate Bonds with a valid term of five years and for a maximum amount of US$750.000.000 (or its equivalent in other currencies) and the delegation to the Board of Directors of the most extensive powers so that within the maximum amount established by the Board it sets the remaining conditions of the Program (including, without limitation, season, price, payment mode and conditions of the Corporate Bonds to be issued and the intended use of funds) and for each class and or series including, without limitation; amount, currency, season, term, price, interest rate, payment mode and conditions, features and terms and conditions of the securities to be issued etc., with extensive powers to request or otherwise the authorization for the public tender offer of shares to the CNV and/or similar organization abroad, and to request or otherwise the authorization for listing or holding negotiations in Stock Exchanges or markets in the country and/or abroad, in all events, per the exclusive decision of the Board and by applying any of the procedures established in this regard by the regulations in force, to approve and enter into the respective agreements, approve and subscribe the prospectus required by regulatory authorities and other issuance related documents, and for the appointment of the individuals authorized to process before competent organizations all the corresponding authorizations and approvals and with the possibility that the Board of Directors sub delegates some of said powers to individuals decided in due course, with the exception of the delegation of the power to enter into agreements on behalf of the Company under more severe conditions compared to those established within the Global Program for the issuance of Corporate bonds, and or restrictions to the payment of dividends by the Company to shareholder under stricter conditions compared to those currently in force.

THIRD ISSUE on the agenda 3°) APPOINTMENT OF ONE (1) ALTERNATE DIRECTOR FOR CLASS B AND C SHARES JOINTLY WITH MANDATE UNTIL THE SHAREHOLDERS MEETING WHICH TAKES INTO CONSIDERATION THE COMPANY’S FINANCIAL STATEMENTS AT DECEMBER 31ST 2019. In this regard, a Special Class Meeting for shareholders of classes B and C, in a jointly manner, which by majority of computable votes, with the abstention of the shareholder BONY with 68.867.240 votes and 20.091.980 votes against, it was decided to approve the appointment of Mrs. Adriana Avalos ID 14.105.320 with mandate until the Shareholders meeting when it is taken into consideration the Company’s Financial Statements at December 31st 2019.

FORTH ISSUE of the Agenda: 4°) GRANTING OF AUTHORIZATOINS FOR THE PROCESSING OF PAPERWORK AND REQUIRED PRESENTATIONS FOR OBTAINING THE CORRESPONDING REGISTRATIONS. By majority of votes, with the abstention of the shareholder BONY with  1.627.080 votes and 46.520 votes against, it was decided to grant the corresponding authorizations to  Carlos Dionisio Ariosa, Gabriela Laura Chillari, Marcos Caprarulo, Diego Oscar Nuñez and Camila Macarena Fernández Santiso for the purpose of that any of them, acting on behalf and to the order of the Company,  proceeds to register the resolution approved in the Shareholders Meeting and carry out the required proceedings before the corresponding institutions, including without limitation, the presentations to be performed for obtaining the registration before the National Securities Exchange Commission, Bolsas y Mercados Argentinos SA and the Superintendence of Corporations, as the case may be.

There being no further issues to be discussed; the meeting concludes at 11.15 am after reading and acknowledgement of the corresponding minutes

Gabriela Chillari
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 5, 2019